UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission File Number 0-13823

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

(Full title of the plan)

FNB UNITED CORP.

(Name of issuer of securities)

150 South Fayetteville Street, Asheboro, North Carolina 27203

(Address of issuer’s principal executive offices)

FNB RETIREMENT/SAVINGS PLUS

BENEFIT PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

As of December 31, 2007, December 31,

2006 and September 30, 2006

And For the Year Ended December 31, 2007

and the Three Months Ended December 31,

2006

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

FNB Retirement/Savings Plus Benefit Plan

Asheboro, North Carolina

We were engaged to audit the accompanying statements of net assets available for benefits of the FNB Retirement/Savings Plus Benefit Plan (the “Plan”) as of December 31, 2007 and 2006 and September 30, 2006 and related statements of changes in net assets available for benefits for the year ended December 31, 2007 and the three months ended December 31, 2006. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the FNB Retirement/Savings Plus Benefit Plan as of December 31, 2007 and 2006 and September 30, 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 and the three months ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of Schedules H, Line 4i – Schedule of Assets (Held At End Of Year) as of December 31, 2007 and 2006 are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Dixon Hughes PLLC

Greenville, North Carolina

July 15, 2008

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Statements of Net Assets Available for Benefits

December 31, 2007, December 31, 2006 and September 30, 2006

	December 31, 2007	December 31, 2006	September 30, 2006
Assets
Investments:
Mutual funds	$13,601,574	$10,303,243	$9,613,954
Common collective trust (at fair value)	1,313,888	1,199,429	1,182,211
Common stock of FNB United Corp.	1,521,350	2,087,954	2,047,959
Participant loans	155,297	77,864	24,323
Group annuity plan	294,392	—	—

Total investments	16,886,501	13,668,490	12,868,447

Receivables:
Employer’s contribution	525,073	17,398	17,325
Accrued interest and dividends	24,197	24,616	21,405

Total receivables	549,270	42,014	38,730

Cash	61,124	207,945	303,681

Total assets	17,496,895	13,918,449	13,210,858

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$17,496,895	$13,918,449	$13,210,858

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	34,143	32,519	36,563

NET ASSETS AVAILABLE FOR BENEFITS	$17,531,038	$13,950,968	$13,247,421

See accompanying notes to financial statements.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Statements of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007 and Three Months Ended December 31, 2006

	December 31, 2007	Three months ended December 31, 2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$490,484	$156,125
Net appreciation/(depreciation) in fair value of investments	(437,134)	423,335

	53,350	579,460
Contributions:
Employer	1,738,321	99,662
Participants’	1,571,052	253,044
Rollovers	138,759	13,671

	3,448,132	366,377

TOTAL ADDITIONS	3,501,482	945,837

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,306,391	240,361
Administrative expenses	28,986	—
Excess contributions	—	1,929

TOTAL DEDUCTIONS	3,335,377	242,290

NET INCREASE	166,105	703,547

Transfer of assets from Integrity Financial Corporation	3,413,965	—

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	13,950,968	13,247,421

END OF YEAR	$17,531,038	$13,950,968

See accompanying notes to financial statements.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

December 31, 2007, December 31, 2006 and September 30, 2006

NOTE A - DESCRIPTION OF PLAN

The following description of the FNB Retirement/Savings Plus Benefit Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete description of the Plan’s provisions. The terms used herein are defined in the plan document. The original Plan was established on January 1, 1981. It was most recently restated January 1, 2007. The following description of the Plan is as of December 31, 2007.

General

The Plan is a defined contribution plan covering eligible employees of FNB United Corp. and subsidiaries (the “Company” and “Plan Sponsor”) who have ninety days of service and regularly work not less than 1,000 hours per year. Effective January 1, 2007, the age of eligibility was changed from 21 to 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may elect to defer 2% to 100% of their eligible compensation in whole percentage points during a pay period up to the maximum percentage allowable not to exceed the limits of the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). Generally, employee contributions may be withdrawn in case of normal retirement, termination, or cases of extreme hardship as defined by the Plan.

Effective January 1, 2007, the Company contributes to the Plan an amount equal to 100% of the first 6% of a participant’s annual compensation deferred as an employee salary deferral contribution. Prior to January 1, 2007, the Company contributed to the Plan an amount equal to 50% of the first 6% of the participant’s annual compensation deferred on an employee salary deferral contribution. Also, effective January 1, 2007, discretionary contributions may be given annually to all employees, whether enrolled in the Plan or not. All matching and discretionary contributions from the Company are made as cash contributions and not in employer stock, which are allocated per the participant’s election instructions. For the year ended December 31, 2007, the Company made discretionary contributions of $525,073. Prior to January 1, 2007, the Company could make additional profit sharing contributions from its current or accumulated net profits at the option of the Company’s board of directors. For the three months ended December 31, 2006, the Company made profit sharing contributions of $17,398.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution and discretionary contribution, if any, and plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are entitled to benefits, limited to the vested balance of their account.

Vesting

Prior to January 1, 2007, participants vested in the employer matching contributions plus actual earnings thereon in 20% increments over five years. Effective January 1, 2007, participants vest in the employer matching contributions plus actual earnings thereon in 25% increments over four years. Participants do not vest in any profit sharing employer contribution plus actual earnings thereon until after four years of service at which time they become 100% vested. Participants are fully vested at all times in their contributions plus actual earnings thereon.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

December 31, 2007, December 31, 2006 and September 30, 2006

NOTE A - DESCRIPTION OF PLAN (Continued)

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2007 and 2006, the Plan offers twenty-five and seventeen investment options for participants, respectively. Prior to January 1, 2007, employer matching and discretionary contributions were non-participant directed and were invested in Company securities. Effective January 1, 2007, all Employer matching contributions are participant directed.

Payment of Benefits

On termination of service due to death, disability, retirement, or for other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, an annuity or installment payments. Benefits are recorded as paid.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of (1) $50,000 and (2) the greater of (a) one-half of the current fair market value of the participant’s account exclusive of matching contributions and (b) one-half of the vested amount of the matching contributions allocated to the participant. The loans are secured by the balance in the participant account and bear interest at rates not less than the current prime rate. Principal and interest are paid ratably through monthly payroll deductions over a period not to exceed five years but may not extend beyond such participant’s Normal Retirement Date.

Administrative Expenses

The Company bears all administrative costs, including fees charged by the Trustee and internal administrative costs, except fees for recordkeeping services that are paid by the Plan and allocated to the participants.

Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. If the Plan is terminated, participants will become 100% vested in their accounts and, participant account balances will be distributed in accordance with one of the methods of payment provided in the Plan.

Plan Mergers

As a direct result of the April 28, 2006 merger of the Plan Sponsor with Integrity Financial Corporation (holding company of First Gaston Bank of North Carolina), assets of $3,413,965 from the First Gaston Bank of North Carolina 401(k) Plan (the “Integrity Plan”) were transferred into the Plan in February 2007. Former First Gaston Bank of North Carolina employees currently employed with the Plan Sponsor began to participate in the Plan on January 1, 2007.

The previous provider for the Integrity Plan utilized a fixed annuity contract (the “Group Annuity Plan”) as an investment option. Included in the transfer of the Integrity Plan assets was $521,951 representing the balance at the transfer date of the Group Annuity Plan. The Plan Sponsor has elected a spread payment option for all funds held in the Group Annuity Plan in equal principal payments, with interest, over a period not to exceed sixty months. The Group Annuity Plan is maintained as a closed investment option in the Plan separately from the rest of the Plan’s assets, and no further participant contributions or transfers are permitted to or from this investment account. As of December 31, 2007, the balance of the Group Annuity Plan was $294,392.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

December 31, 2007, December 31, 2006 and September 30, 2006

NOTE A - DESCRIPTION OF PLAN (Continued)

Forfeited Accounts

Effective January 1, 2007, non-vested balances shall be forfeited and disposed of as of the allocation date during the plan year in which the former participant receives payment of the vested benefit. Prior to January 1, 2007, forfeitures of non-vested Employer contributions were to be reallocated to remaining Plan participants in accordance with the Plan document. At December 31, 2007, December 31, 2006 and September 30, 2006, there were $75,270; $36,108; and $34,840, respectively, of forfeitures that had not yet been used to reduce the Employer’s contributions or reduce expenses. For the year ended December 31, 2007 and for the three months ended December 31, 2006, administrative expenses were reduced by $7,563 and $0, respectively, from forfeited non-vested accounts.

Reclassifications

Certain reclassifications have been made to the September 30, 2006 financial statement presentation to correspond to the current year’s format. Net assets available for benefits and changes in net assets available for benefits are unchanged due to these reclassifications.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

Investment Valuation and Income Recognition

All investments as of December 31, 2007, December 31, 2006 and September 30, 2006 are stated at market value. The fair value of mutual funds and the common stock of FNB United Corp. are based on the quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at the outstanding balance, which approximates fair value. Interest is recorded on the accrual basis.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

December 31, 2007, December 31, 2006 and September 30, 2006

NOTE C - FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated November 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

NOTE D - INVESTMENTS

During the year ended December 31, 2007 and the three months ended December 31, 2006, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31, 2007	December 31, 2006
Mutual funds	$281,436	$443,045
Common collective trust	56,389	12,962
Common stock of FNB United Corp.	(774,959)	(32,672)

	$(437,134)	$423,335

The Plan’s investments are held by the Trustee. The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31, 2007	December 31, 2006	September 30, 2006
SEI Stable Asset Fund, Class A #354	$1,348,031	$1,231,948	$1,218,774
American Funds Growth Fund of America	1,286,751	903,532	832,569
Columbia Acorn Fund	1,114,823	1,030,389	923,451
Dodge and Cox Stock Fund	1,971,495	1,699,981	1,566,843
Ariel Fund	*	713,053	*
Keeley Small Cap Value Fund, Inc.	939,344	*	*
SEI Diversified Conservative Fund Class A #502	879,909	857,739	809,074
SEI Diversified Moderate Growth Fund, Class A #504	1,117,912	1,102,172	1,030,123
Janus Overseas Fund #54	896,331	*	*
SEI Diversified Glodal Growth Fund, Class A #506	1,132,870	1,412,871	1,346,700
FNB United Corp. common stock	1,521,350	2,087,954	2,047,959

*	Represents less than 5%.

The investments in FNB United Corp. common stock is nonparticipant directed to the extent such investments represent employer matching contributions through December 31, 2006. See Note E for more information. With the plan amendment effective January 1, 2007, the employer’s matching contributions are participant directed.

NOTE E - NONPARTICIPANT- DIRECTED INVESTMENTS

Information about the net assets for the three months ended December 31, 2006 and the year ended September 30, 2006 and the significant components of the changes in net assets for the three months ended December 31, 2006 relating to the nonparticipant-directed investments in FNB United Corp. common stock is presented in the tables below. Information for the year ended December 31, 2007 is not presented since, effective January 1, 2007, all employer matching contributions are participant directed.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

December 31, 2007, December 31, 2006 and September 30, 2006

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS (Continued)

	December 31, 2006	September 30, 2006
Net assets:
Investments as reported by Trustee:
Common stock of FNB United Corp.	$2,087,954	$2,047,959

Cash	98,640	90,119

Accrued interest and dividends receivable	19,354	16,489

Net assets available for benefits	$2,205,948	$2,154,567

		Three months ended December 31, 2006
Additions to net assets attributed to:
Interest and dividend income		$19,467
Net depreciation in fair value of investments		(32,672)

Total investment loss as reported by Trustee		(13,205)
Employer contributions		99,589
Interfund transfers		(35,003)

Increase in net assets available for benefits		51,381

Assets at beginning of the period		2,154,567

Assets at end of the period		$2,205,948

NOTE F - RELATED-PARTY TRANSACTIONS

Under the terms of a trust agreement between CommunityONE Bank, National Association, as Trustee (the “Trustee”) and the Company, contributions are invested, as directed by the participants. The Trustee is a wholly owned subsidiary of the Company. Certain Plan investments are shares of the Company’s common stock; therefore, these transactions qualify as party-in-interest transactions.

Under the terms of a trust services and custody agreement between SEI Private Trust Company (SEI Trust) and CommunityONE Bank, National Association, as Trustee, SEI provides certain trust processing and reporting services. The Plan holds several SEI investment funds.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

December 31, 2007, December 31, 2006 and September 30, 2006

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements for the year ended December 31, 2007 and the three months ended December 31, 2006 to Schedule H of Form 5500:

	December 31, 2007	December 31, 2006
Net assets available for benefits per the financial statements	$17,531,038	$13,950,968
Contributions reflected on Form 5500 not reflected on the financial statements	143	—
Contributions receivable not reflected on Form 5500	—	(17,398)
Accrued dividends not reflected on Form 5500	(24,197)	(24,616)
Reconciling difference in loan balance	—	(965)

Net assets available for benefits per Form 5500	$17,506,984	$13,907,989

Contributions are recorded on the cash basis on Schedule H of Form 5500.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held at End of Year)

EIN: 56-1456589

PLAN NUMBER 003

December 31, 2007

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
		Common Collective Trust
*	SEI	SEI Stable Asset Fund, Class A #354	$—	$1,348,031

		Mutual Funds
	American	American Funds Growth Fund of America	—	1,286,751
	Columbia	Columbia Acorn Fund	—	1,114,823
	Dodge and Cox	Dodge and Cox Stock Fund	—	1,971,495
	FAF	First American Small Cap Select Fund	—	90,103
	Franklin	Franklin Mutual Beacon Fund Class Z #76	—	230,127
	Keeley	Keeley Small Cap Value Fund, Inc.	—	939,344
	Mairs & Power	Mairs & Power Growth Fund Inc.	—	269,634
*	SEI	SEI Diversified Conservative Fund, Class A #502	—	879,909
*	SEI	SEI Diversified Moderate Growth Fund, Class A #504	—	1,117,912
*	SEI	SEI Diversified US Stock Fund, Class A #508	—	344,872
*	SEI	SIMT S&P 500 Index Fund	—	622,739
	Directed Services	T. Rowe Price Capital Appreciation Fund	—	424,380
	Wasatch	Wasatch Advisors Core Growth Fund #28	—	110,113
*	SEI	SEI Diversified Global Moderate Growth Fund, Class A	—	407,110
*	SEI	SEI Diversified Global Stock Fund, Class A #512	—	469,378
	Franklin	Franklin Mutual Discovery Fund Class Z	—	260,647
	Janus	Janus Overseas Fund #54	—	896,331
*	SEI	SEI Diversified Global Growth Fund, Class A #506	—	1,132,870
*	SEI	SEI Diversified Conservative Income Fund, Class A #500	—	227,917
*	SEI	SEI Daily Income GNMA Port, Class A #47	—	137,453
	Dodge and Cox	Dodge and Cox Income Fund	—	564,943
	ING	ING Group Annuity Contract	—	294,392
	Pimco	Pimco Total Return Institutional Fund	—	102,723

			—	13,895,966

		Common Stock
*	FNB	FNB United Corp. common stock	—	1,521,350

*	Plan participants	Participant loans, rates vary from 5.25 - 9.25%	—	155,297

		Total investments	$—	$16,920,644

*	Represents party-in-interest
**	Cost omitted for participant-directed investments.

See accompanying notes.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held at End of Year)

EIN: 56-1456589

PLAN NUMBER 003

December 31, 2006

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
		Common Collective Trust
*	SEI	SEI Stable Asset Fund, Class A #354	$—	$1,231,948

		Mutual Funds
	American	American Funds Growth Fund of America	—	903,532
	Columbia	Columbia Acorn Fund	—	1,030,389
	Dodge and Cox	Dodge and Cox Stock Fund	—	1,699,981
	Ariel	Ariel Fund	—	713,053
*	SEI	SEI Index S&P 500 Index Fund, Class A #155	—	583,773
*	SEI	SEI Diversified Conservative Fund, Class A #502	—	857,739
*	SEI	SEI Diversified Moderate Growth Fund, Class A #504	—	1,102,172
*	SEI	SEI Diversified US Stock Fund, Class A #508	—	354,917
	Wasatch	Wasatch Advisors Core Growth Fund #28	—	138,102
*	SEI	SEI Diversified Global Moderate Growth Fund, Class A	—	334,017
*	SEI	SEI Diversified Global Stock Fund, Class A #512	—	495,457
*	SEI	SEI Diversified Global Growth Fund, Class A #506	—	1,412,871
*	SEI	SEI Diversified Conservative Income Fund, Class A #500	—	165,250
*	SEI	SEI Daily Income GNMA Port, Class A #47	—	150,267
	Dodge and Cox	Dodge and Cox Income Fund	—	361,723

			—	10,303,243

		Common Stock
*	FNB	FNB United Corp. common stock	2,115,308	2,087,954

*	Plan participants	Participant loans, rates vary from 6.75 - 8.25%	—	77,864

		Total investments	$2,115,308	$13,701,009

*	Represents party-in-interest
**	Cost omitted for participant-directed investments.

See accompanying notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

By FNB United Corp., Plan Administrator

By	/s/ Michael C. Miller
Michael C. Miller
Chairman and President

Date: July 15, 2008

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.